

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2024

Joseph Sutaris
Principal Financial Officer and Principal Accounting Officer
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, New York 13214 -1883

> **Re:  Community Bank System, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 001-13695**

Dear Joseph Sutaris:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance